UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               For the Calendar Quarter Ended March 31, 2002


                      Consolidated Natural Gas Company
                    (Name of registered holding company)


                            120 Tredegar Street
                         Richmond, Virginia 23219
                 (Address of principal executive offices)




                          Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            6

Item 5.  Other Investments                                          7

Item 6.  Financial Statements and Exhibits                          7


                                       1



                          ITEM 1 - ORGANIZATION CHART


    Name of         Energy or    Date of    State of    %of voting    Nature
   Reporting       Gas Related   Organiz-   Incorpor-   Securities      of
    Company          Company      ation       ation        Held      Business
   _________       ___________   ________   _________   __________   ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion Field     Gas         03/23/77   Delaware     100.00%   Engages in
  Services, Inc.     Related                                       activities
  ("Field                                                          involving
  Services")                                                       Appalachian
                                                                   natural gas
                                                                   supply,
                                                                   including
                                                                   gathering
                                                                   and adminis-
                                                                   tration of
                                                                   supply con-
                                                                   tracts.

  Dominion
  Iroquois,
  Inc.(a)

      Iroquois Gas    Gas       12/11/89     Delaware      24.72% Owns and
      Transmission    Related                Partnership          operates an
      System, L.P.                                                interstate
      ("Iroquois")                                                natural gas
                                                                  pipeline
                                                                  that
                                                                  transports
                                                                  Canadian gas
                                                                  to utilities
                                                                  and power
                                                                  generators in
                                                                  New York and
                                                                  New England.

  Dominion Green-     Gas       11/15/00    Virginia      100%    Owns 100% of
  Brier, Inc.         Related                                     Dominion
  ("Greenbrier")                                                  Pipeline-
                                                                  Greenbrier,
                                                                  Inc. (b) and
                                                                  67% of
                                                                  Greenbrier
                                                                  Pipeline
                                                                  Company, LLC.
                                                                  (c)


(a) Directly or indirectly holds interests in gas-related companies.

(b) Dominion Pipeline-Greenbrier, Inc. is a Virginia public service company used to survey Virginia land owners along the potential Greenbrier pipeline system.

(c) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.


                                       2




                    ITEM 1 - ORGANIZATION CHART (CONTINUED)


    Name of      Energy or    Date of    State of    %of voting       Nature
   Reporting    Gas Related   Organiz-   Incorpor-   Securities         of
    Company       Company      ation       ation        Held         Business
   _________    ___________   ________   _________   __________      ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion       Gas          9/21/01   Delaware      100%         Engages in
  Oklahoma       Related                                           natural gas
  Texas                                                            and oil
  Exploration &                                                    exploration
  Production,                                                      and
  Inc. ("DOTEPI")                                                  production.


  Dominion       Gas         11/27/01   Delaware      100%         Owns gas
  Natural Gas    Related                                           storage
  Storage, Inc.                                                    facilities,
  ("DNGS")                                                         a brine
                                                                   pipeline and
                                                                   a gas inter-
                                                                   connect pipe-
                                                                   line.

(a) Directly or indirectly holds interests in gas-related companies.


                                       3


     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS(a)

Company    Type of   Principal  Issue    Cost     Person    Collateral  Consid-
issuing    security  amount of  or       of       to whom   given with  eration
security   issued    security   renewal  capital  issued    security    received
(Borrower)                                        (Lender)              for each
                                                                        security
__________ ________  _________  _______  _______   _______  __________  ________

DOTEPI   Short     $55,900,000     -        -      CNG          -          -
         Term Note

Green-   Short      $3,333,000     -        -      CNG          -          -
brier    Term Note

DNGS     Short      $74,000        -        -      CNG          -          -
         Term Note

(a) Securities were issued pursuant to Rule 52.

Company		         Company
Contributing               Receiving                Type and Amount of
Capital                    Capital                  Capital Infusion
____________               _________                __________________

(d)




 (d)Field Services and Dominion Iroquois, Inc. participate in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $73,992,000 to, and withdrew $66,672,000 from, the Money Pool; and had a net investment of $26,181,000 in the Money Pool at March 31, 2002. During the calendar quarter Dominion Iroquois, Inc. contributed $571,000 to the Money Pool; and had a net investment of $6,443,000 in the Money Pool at March 31, 2002. Additionally, as of March 31, 2002 there remained outstanding $90,700,000 in CNG guarantees of Field Services obligations.



                                      4


                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

Dominion    Greenbrier  Environ-  $590,303  $15,648      0      605,951(e)
Trans-                  mental,
mission                 Legal,
Inc. ("DTI")            Engineering

(f) (g)

(e) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a Service agreement dated January 1, 2001, attached as Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.

(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(g) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.


                                       5



                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

      Total consolidated capitalization as
        of March 31, 2002                    $7,195,355(h)          Line 1

      Total capitalization multiplied by 15%
         (Line 1 multiplied by 0.15)             1,079,303          Line 2

      Greater of $50 million or line 2           1,079,303          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                          None          Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                              1,079,303         Line 5


Investments in gas-related companies
  (in thousands):

      Total current aggregate investment:
         (categorized by major line of
          gas-related business)

        Gas exploration and production            2,057,717
         Gas sales and storage services              61,210
         Gas transportation                          59,402
                                                  _________      _________

     Total current aggregate investment                          $2,178,329
                                                                   ========

(h) Includes short-term debt of $537,657.


                                       6


                          ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None



                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

    Balance sheets as of March 31, 2002 and income statements for the three months ended March 31, 2002 for Field Services, Greenbrier, DOTEPI and DNGS are filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

    A copy of a service agreement, dated May 22, 1991, between Field Services (formerly called "CNG Storage Service Company") and Dominion Transmission, Inc. (formerly called "CNG Transmission Corporation") is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.

    A copy of the service agreement, dated January 1, 2001, between DTI and Greenbrier is attached as Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.

    The certificate as to filing with interested state commissions is attached hereto as Exhibit A.


                                      7






                                   SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                           CONSOLIDATED NATURAL GAS COMPANY


                                           By: James F. Stutts
                                               Its Attorney


May 30, 2002


                                       8






                                                         Exhibit A

                                  CERTIFICATE



     The undersigned certifies that she is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

     CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325


                                      1




     IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of May, 2002.

                              Sharon L. Burr
                              Attorney for
                              Consolidated Natural Gas Company



                                      2